Exhibit 1

SHANDA GAMES LIMITED

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: GAME)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual general meeting of shareholders (the “Meeting”) of Shanda Games Limited (the “Company”) will be held on December 3, 2012, at 10:00 a.m., local time, at Unit 403A, 4/F, Golden Centre, 188 Des Voeux Road Central, Hong Kong for the following purposes:

1.	To re-elect Mr. Tianqiao Chen as a director of the Company;

2.	To re-elect Mr. Andy Lin as a director of the Company;

3.	To re-elect Mr. Heng Wing Chan as a director of the Company;

4.	To re-elect Mr. Guoxing Jiang as a director of the Company;

5.	To re-elect Mr. Danian Chen as a director of the Company;

6.	To re-elect Ms. Grace Wu as a director of the Company;

7.	To elect Mr. Xiangdong Zhang as a director of the Company; and

8.	To approve, ratify and confirm the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditors for the year ending December 31, 2012.

The Board of Directors of the Company has fixed the close of business on November 2, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, on a poll, each holder of Class A ordinary shares of the Company shall be entitled to one vote in respect of each Class A ordinary share held by him on the Record Date and each holder of Class B ordinary shares of the Company shall be entitled to ten votes in respect of each Class B ordinary share held by him on the Record Date.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2011 annual report, from the Company’s website at www.shandagames.com or by submitting a request to IR@shandagames.com.

By Order of the Board of Directors,

/s/ Tianqiao Chen

Tianqiao Chen
Chairman of the Board of Directors

Hong Kong, China

November 8, 2012

SHANDA GAMES LIMITED

2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 3, 2012

PROXY STATEMENT

The Board of Directors of Shanda Games Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on December 3, 2012, at 10:00 a.m., local time, or at any adjournment or postponement thereof. The Meeting will be held at Unit 403A, 4/F, Golden Centre, 188 Des Voeux Road Central, Hong Kong.

Holders of record at the close of business on November 2, 2012 (the “Record Date”) of shares in the capital of the Company are entitled to vote at the Meeting or at any adjournment or postponement thereof. The quorum shall be one or more shareholders present in person or by proxy and holding not less than 50% of the voting rights represented by the issued ordinary shares of the Company.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a shareholder of the Company. Each holder of Class A ordinary shares of the Company shall be entitled to one vote in respect of each Class A ordinary share held by him on the Record Date. Each holder of Class B ordinary shares of the Company shall be entitled to ten votes in respect of each Class B ordinary share held by him on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.	To re-elect Mr. Tianqiao Chen as a director of the Company;

2.	To re-elect Mr. Andy Lin as a director of the Company;

3.	To re-elect Mr. Heng Wing Chan as a director of the Company;

4.	To re-elect Mr. Guoxing Jiang as a director of the Company;

5.	To re-elect Mr. Danian Chen as a director of the Company;

6.	To re-elect Ms. Grace Wu as a director of the Company;

7.	To elect Mr. Xiangdong Zhang as a director of the Company; and

8.	To approve, ratify and confirm the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditors for the year ending December 31, 2012.

The Board of Directors recommends a vote “FOR” each proposal.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

For holders of the Company’s ordinary shares, you should vote by either attending the Meeting in person or by mailing the attached proxy form as instructed therein.

VOTING PROCEDURE FOR HOLDERS OF AMERICAN DEPOSITARY SHARES

JPMorgan Chase Bank, N.A., as depositary of the American Depositary Shares (the “ADSs”), has advised the Company that it intends to mail to all holders of ADSs the Notice of the Meeting, this Proxy Statement and an ADS Voting Instruction Card. Upon the delivery of a signed and completed ADS Voting Instruction Card as instructed therein, the depositary will endeavor, to the extent practicable, to vote or cause to be voted the amount of Class A ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The depositary has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. If the enclosed ADS Voting Instruction Card is properly signed and dated but no direction is made, the Class A ordinary shares represented by such ADSs will not be voted by the depositary at the Meeting.

As the holder of record for all the Class A ordinary shares represented by the ADSs, only the depositary may vote those Class A ordinary shares at the Meeting. Holders of ADSs may attend, but may not vote at, the Meeting.

The depositary and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.

There is no guarantee that holders of the ADSs or any such holder in particular will receive the Notice of the Meeting with sufficient time to instruct the depositary to vote, and it is possible that a holder of the ADSs will not have the opportunity to exercise its right to vote.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders and beneficial owners of the Company’s ADSs and Class B ordinary shares. You may obtain a copy of our 2011 annual report to shareholders by visiting the “Financial Reports” heading under the “Investor Relations” section of the Company’s website at www.shandagames.com. If you want to receive a paper or email copy of the Company’s 2011 annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at IR@shandagames.com.

PROPOSAL NO. 1 THROUGH PROPOSAL NO. 7

ELECTION OF DIRECTORS

The Board of Directors currently consists of seven members. Six of the current directors named below will seek re-election at the Meeting, and Mr. Xiangdong Zhang will seek election as a director at the Meeting.

Each director to be elected will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal.

DIRECTORS FOR RE-ELECTION

Tianqiao Chen, age 38, has served as a director of the Company since June 2008. Mr. Chen is one of the co-founders of Shanda Interactive Entertainment Limited and has served as the chairman of the board of directors and the chief executive officer of Shanda Interactive Entertainment Limited since its inception in December 1999. Mr. Chen established Shanghai Shanda Networking Co., Ltd. with Danian Chen, who is also a director of the Company, in December 1999. Mr. Chen also serves as a member of the board of directors of SinoMedia Holding Ltd., which is listed on the Hong Kong Stock Exchange, and Ku6 Media Co., Ltd., which is listed on the Nasdaq Global Market. Mr. Chen holds a bachelor’s degree in economics from Fudan University. Mr. Chen is the brother of Danian Chen.

Andy Lin, age 38, has served as a director of the Company since May 2009. Mr. Lin currently serves as the general manager of China Universal Asset Management Co., Ltd. He previously served as a manager and an assistant director of the listing department of the Shanghai Stock Exchange and served at the China Securities Regulatory Commission as a regulator. Mr. Lin obtained a master’s degree in economics from Fudan University and a master of business administration degree from Harvard Business School.

Heng Wing Chan, age 65, has served as a director of the Company since June 2009. Mr. Chan currently serves as a Senior Advisor to the Singapore Ministry of Foreign Affairs and is Singapore’s High Commissioner to the People’s Republic of Bangladesh, resident in Singapore. Prior to that, he was managing director of international relations for Temasek International Pte. Ltd. Mr. Chan previously served as Temasek’s chief representative in China. Prior to that, he worked for the Ministry of Foreign Affairs and the Ministry of Information of Singapore, including serving in Singapore’s Permanent Mission to the United Nations, as Consul-General to Hong Kong, Ambassador to Thailand and Consul-General to Shanghai. Mr. Chan also served as the Press Secretary to Prime Minister Goh Chok Tong and head of the Media Division in the Singapore Ministry of Information and the Arts. Mr. Chan holds a bachelor’s and master’s degree in philosophy from the University of Singapore and a degree from the Columbia Graduate School of Journalism.

Guoxing Jiang, age 43, is the general manager and director of Zhejiang Daily Media Group Co., Ltd., formerly known as Shanghai Whitecat Shareholding Co., Ltd. Mr. Jiang has also served as the vice general manager of Zhejiang Daily Media Holding Group Co., Ltd. since 2010. From March 2010 to August 2011, he was the vice general manager of Zhejiang Shinkansen Media Investment Co., Ltd. Prior to that, Mr. Jiang was the chief editor of the special issue department of the Morning Express and the director of the securities weekly department and vice director, reporter and assistant reporter of the news department of the Economic Life News. Currently, Mr. Jiang also serves on the board of directors of various companies, including Dongfang Xingkong Venture Capital Co., Ltd., Zhejiang Shinkansen Media Investment Co., Ltd., Zhejiang Yidu Venture Capital Co., Ltd., Zhejiang Yicheng Venture Capital Co., Ltd., Zhejiang Yipin Venture Capital Co., Ltd., Zhejiang Dali Technology Co., Ltd., Hangzhou Fubotong Audio-Visual Technology Co., Ltd. and Zhejiang Wasu Media Network Co., Ltd. Mr. Jiang holds a bachelor’s degree in economics from Wuhan University.

Danian Chen, age 33, has served as a director of the Company since June 2008. Mr. Chen is one of the co-founders of Shanda Interactive Entertainment Limited. Mr. Chen has served in various capacities at Shanda Interactive Entertainment Limited, mostly recently as the chief operating officer beginning in April 2008. Mr. Chen is also a member of the board of directors of Shanda Interactive Entertainment Limited, a position which he has held since its inception in 1999, Cloudary Corporation and Ku6 Media Co., Ltd. Mr. Chen is the brother of Tianqiao Chen.

Grace Wu, age 41, has served as a director of the Company since October 2010. Ms. Wu is the chief financial officer of Shanda Interactive Entertainment Limited, a position she has held since 2007. From 2002 to 2007, Ms. Wu worked for AU Optronics Corp., a leading TFT-LCD manufacturer. Prior to that, Ms. Wu worked for Goldman Sachs and Lehman Brothers. Ms. Wu is also a member of the board of directors of Shanda Interactive Entertainment Limited, Cloudary Corporation and Ku6 Media Co., Ltd. Ms. Wu holds a bachelor’s degree from National Taiwan University and a master of international affairs degree in international banking and finance from Columbia University.

DIRECTOR FOR ELECTION

Xiangdong Zhang, age 37, has served as the chief executive officer of the Company since August 2012. Before that, Mr. Zhang was the Company’s chief producer since April 2008 and its chief operating officer since September 2011. Mr. Zhang joined Shanda Interactive Entertainment Limited in 2001 and served in numerous capacities at Shanda Interactive, including senior vice president, vice president and director of product management center. Prior to joining Shanda Interactive, Mr. Zhang was the editor-in-chief of the game channel at China.com from 1999 to 2001. Mr. Zhang holds a bachelor’s degree in engineering from Dalian Institute of Light Industry and an Executive Master of Business Administration degree from Fudan University.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL NO. 8

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Company’s audit committee recommends, and the Board of Directors concurs, that PricewaterhouseCoopers Zhong Tian CPAs Limited Company be appointed as the Company’s independent auditors for the year ending December 31, 2012.

In the event that our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR RATIFICATION OF THE APPOINTMENT OF

PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY

AS THE COMPANY’S INDEPENDENT AUDITORS

FOR THE YEAR ENDING DECEMBER 31, 2012.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Tianqiao Chen
Tianqiao Chen
Chairman of the Board of Directors

Dated: November 8, 2012